Exhibit (a)(5)(A)

EFiled: Jun 10 2015 06:54PM EDT Transaction ID 57386734 Case No. 11133-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

PRODOSH AICH, on behalf of himself	)
and all others similarly situated,	)
)
Plaintiff,	)
	)	Civil Action No.
vs.	)
)
KATHRYN K. MCCARTHY,	)
MATTHEW C. BLANK, MATTHEW A.	)
CAREY, STEPHEN CORNICK,	)
THOMAS COUGHLIN, PETER A.	)
GEORGESCU, SIR RONALD HAMPEL,	)
KENNETH G. LANGONE, FRANK A.	)
RIDDICK, III, ERIC SEMLER, DEREK	)
V. SMITH, GAMESTOP CORP., and	)
GADGET ACQUISITION, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Prodosh Aich (“Plaintiff”), by his attorneys, on behalf of himself and those similarly situated, files this action against the defendants and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

1. Plaintiff bring this shareholder class action on behalf of himself and all other public shareholders of Geeknet, Inc. (“Geeknet” or the “Company”) against Geeknet’s Board of Directors (the “Board” or the “Individual Defendants”), GameStop Corp. (“GameStop” or the “Parent”), and Gadget Acquisition, Inc. (“Merger Sub”) (collectively referred to as “Defendants”), challenging an all-cash deal by which GameStop will acquire each issued and outstanding share of Geeknet for $20.00 per share in cash (the “Proposed Transaction”). The total value of the transaction is approximately $140 million.

2. If the Proposed Transaction is approved, the Individual Defendants will have breached their fiduciary duties of loyalty and due care by, inter alia, agreeing to sell Geeknet without first taking steps to ensure that Plaintiff and the Class members (defined below), would obtain adequate and fair consideration under the circumstances. Moreover, as alleged further herein, GameStop aided and abetted the Individual Defendants’ breaches of fiduciary duty.

3. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Geeknet’s shareholders.

4. Plaintiff alleges that he, along with all other public shareholders of Geeknet common stock, are entitled to enjoin the Proposed Transaction or, alternatively, to recover damages in the event that the Proposed Transaction is consummated. The consideration offered to Geeknet shareholders is inadequate.

THE PARTIES

5. Plaintiff is and has been a shareholder of Geeknet during all relevant times hereto.

6. Non-Party Geeknet, Inc. is incorporated in Delaware with headquarters located at 11216 Waples Mill Rd., Suite 103, Fairfax, VA 22030. Geeknet owns and operates ThinkGeek, the premier retailer on the global geek community and $180 on the Internet Retailer Top 500. The Company’s common stock is traded on the NASDAQ under the symbol “GKNT.”

7. Defendant Kathryn K. McCarthy (“McCarthy”) has been the Chairman of the Board of Directors, President, and Chief Executive Officer (“CEO”) of the Company at all relevant times hereto.

8. Defendant Matthew C. Blank (“Blank”) has been a director of the Company at all relevant times. Blank is a member of the Compensation and Nominating and Governance Committees.

9. Defendant Matthew A. Carey (“Carey”) has been a director of the Company at all relevant times. Carey is the chair of the Technology Committee and a member of the Audit Committee.

10. Defendant Stephen Cornick (“Cornick”) has been a director of the Company at all relevant times. Cornick is a member of the Audit and Technology Committees.

11. Defendant Thomas Coughlin (“Coughlin”) has been a director of the Company at all relevant times. Coughlin is a member of the Technology Committee.

12. Defendant Peter A. Georgescu (“Georgescu”) has been a director of the Company at all relevant times. Georgescu is the chair of the Compensation Committee and a member of the Technology Committee.

13. Defendant Sir Ronald Hampel (“Hampel”) has been a director of the Company at all relevant times. Hampel is a member of the Audit and Nominating and Governance Committees.

14. Defendant Kenneth G. Langone (“Langone”) has been a director of the Company at all relevant times. According to a form SC 13D filed with the Securities and Exchange Commission (“SEC”) on March 24,, 2014, Langone is the beneficial owner of 749,736 shares of Geeknet, equal to approximately 11.24% of the outstanding Geeknet common stock.

15. Defendant Frank A. Riddick, III (“Riddick”) has been a director of the Company at all relevant times. Riddick is the chair of the Audit Committee and a member of the Compensation Committee.

16. Defendant Eric Semler (“Semler”) has been a director of the Company at all relevant times. Semler is a member of the Technology Committee. According to a form SC 13D filed with the Securities and Exchange Commission (“SEC”) on January 23, 2015, Semler is the beneficial owner of 656,631 shares of Geeknet, equal to approximately 9.8% of the outstanding Geeknet common stock.

17. Defendant Derek V. Smith (“Smith”) has been a director of the Company at all relevant times. Smith is designated as the Lead Independent Director, is chair of the Nominating and Governance Committee, and is a member of the Compensation Committee.

18. Individual Defendants in paragraphs 7 – 17 are, and at all times relevant hereto have been, directors of Geeknet.

19. The Defendants named in paragraphs 7—17 are referred to herein as “Individual Defendants” or “Director Defendants.”

20. The Director Defendants owe fiduciary duties including good faith, loyalty, fair dealing, due care and candor to Geeknet and its shareholders.

21. The Director Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company’s stockholders, which fiduciary relationship required them to exercise their best judgment, and to act in a prudent manner and in the best interests of the company’s stockholders.

22. Each Director Defendant herein is sued individually, as a conspirator and aider and abettor, as well as in their capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

23. Defendant GameStop is incorporated in Delaware with headquarters located at 625 Westport Parkway, Grapevine, Texas, 76051. GameStop is a global multichannel video game, consumer electronics and wireless services retailer with more than 6,600 stores worldwide. GameStop’s common stock is traded on the NYSE under the symbol, “GME.”

24. Defendant Merger sub is incorporated in Delaware and was created to effectuate the Proposed Transaction. It can be served care of its agent for service of process, the Corporation Trust Company, at Corporation Trust Center, 1209 Orange St., Wilmington, DE 19801.

SUBSTANTIVE ALLEGATIONS

Geeknet Background

25. Geeknet, through its two wholly-owned subsidiaries, ThinkGeek, Inc. (“ThinkGeek”) and ThinkGeek Solutions, Inc. (“ThinkGeek Solutions”) operates “a business aimed at the global geek community, which includes technology enthusiasts, pop-culture aficionados, and anyone who turns their interests into passions and feels a connection to other enthusiastic fans.”

26. On February 23, 2015, Geeknet reported strong 2014 fourth quarter and full-year financials. Significantly the Company reported that revenue for 2014 grew 2% to $140.7 million from the same figures in 2013. Additionally the Company stated that their GeekLabs website revenue and wholesale revenue growth increased by 30% from 2013.

27. On May 8, 2015 Geeknet reported its 2015 first quarter financials. Significantly the company’s gross margin increased by two percentage points compared to the same period a year ago.

28. Furthermore, the Company’s focus on their GeekLabs exclusive products continued to pay off, with those products continuing to perform well, and driving a wholesale revenue for the company up 15%.

29. Commenting on the successful results, Defendant McCarthy stated in a press release that the Board was “pleased with the increase in gross margin” and that the company continues to execute its strategy on accelerating GeekLabs products.

The Process Leading Up To and Culminating in the Proposed Transaction

30. On May 26, 2015, Geeknet entered into a merger agreement with mall and web-based specialty retailer Hot Topic, Inc. (“Hot Topic”) under which all outstanding shares of Geeknet would be purchased by Hot Topic for $17.50 in cash (the “Hot Topic Agreement”).

31. On May 27, 2015 Geeknet announced that it was in receipt of an unsolicited offer from a competing buyer (later revealed to be GameStop) for $20.00 per share. On May 29, 2015, Geeknet publicly classified this offer as a “Superior Proposal” under the terms of the Hot Topic Agreement and stated that Hot Topic had until 9:00 a.m. EDT on June 1, 2015 to match or exceed this offer. No such topping bid by Hot Topic was forthcoming.

32. The Proposed Transaction, while an improvement over the Hot Topic Agreement, still amounts to an unfair undervaluation of the Company by both Geeknet and GameStop.

33. Additionally, pursuant to the terms of the Hot Topic Agreement, Geeknet will pay Hot Topic $3,661,461 in termination fees, representing a significant loss to the Company Shareholders in exchange for a still-undervalued deal.

The Proposed Transaction

34. On June 2, 2015, Geeknet and GameStop jointly announced the Proposed Transaction. The press release states in relevant part as follows:

GRAPEVINE, Texas & FAIRFAX, Va.—(BUSINESS WIRE) — GameStop Corp. (NYSE: GME), a family of specialty retail brands that makes the most popular technologies affordable and simple, and Geeknet, Inc. (Nasdaq: GKNT) (“Geeknet”), the parent company of ThinkGeek and ThinkGeek Solutions, today announced they have entered into a definitive agreement under which GameStop will acquire all of the outstanding shares of Geeknet’s common stock for $20.00 per share in cash. The transaction has been approved by the board of directors of both companies and will be completed by means of a tender offer. The transaction has a total equity value of approximately $140 million, including $37 million of cash and cash equivalents as of March 31, 2015.

Geeknet also announced that it had terminated its previously announced merger agreement with Hot Topic, Inc. (“Hot Topic”). Following discussion with both GameStop and Hot Topic, the Board of Directors of Geeknet determined that the GameStop transaction represented a superior proposal. Geeknet will pay Hot Topic a termination fee pursuant to the Hot Topic agreement, for which GameStop has agreed to reimburse Geeknet.

Paul Raines, chief executive officer of GameStop, stated, “This acquisition creates value to all stakeholders involved. The addition of Geeknet is an important expansion of our global multichannel platform and we are excited to leverage their product development expertise to broaden our product offering in the fast-growing collectibles category and deepen relationships with our existing customer base.”

“Our Board and management team believe this transaction is in the best interest of Geeknet and its stockholders,” said Kathryn McCarthy, chief executive officer of Geeknet. “As a part of GameStop’s family of brands, Geeknet will be well-positioned to achieve our goals of increasing our brand awareness and expanding our product offerings.”

The transaction provides a natural extension of GameStop’s existing product offering and is expected to add an immediate incremental $100+ million in annual net sales. The acquisition of Geeknet will enhance shareholder value through the following strategic benefits:

•	Expands GameStop’s diversified revenue stream by adding ThinkGeek, the No. 1 brand in the fast growing collectibles category

•	Once completed, the acquisition is expected to increase operating earnings, and has a targeted IRR that exceeds 20%

•	Extends the company’s global, multichannel retail expertise—online, pickup-at-store, web-in-store and standalone retail

•	Utilizes Geeknet’s proprietary product innovation capabilities and established portfolio of premier, hard-to-secure licenses

•	Leverages GameStop’s operational expertise and infrastructure to address Geeknet’s profitability

•	Drive deeper engagement with GameStop’s core customers, in particular the 40 million global PowerUp Rewards members, by offering them exclusive, unique and cutting edge merchandise related to their favorite entertainment

Under the terms of the definitive agreement, GameStop will commence a tender offer for all outstanding common shares of Geeknet, at $20.00 per share in cash. The tender offer is conditioned on Geeknet’s stockholders tendering at least a majority of Geeknet’s outstanding shares in the tender offer, clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. The acquisition is expected to close by the end of GameStop’s second quarter 2015. Geeknet stockholders representing approximately 21% of outstanding shares have committed to participate in the tender offer.

SunTrust Robinson Humphrey, Inc. served as financial advisor and Pepper Hamilton LLP served as legal advisor to GameStop. Guggenheim Securities served as Geeknet’s exclusive financial advisor and Wachtell, Lipton, Rosen & Katz served as its legal advisor.

The Inadequate Merger Consideration

35. In light of analyst expectations, the Company’s dominant market position and strong financial performance, together with its synergistic value to GameStop, the Proposed Transaction is unfair and undervalues the Company.

36. Pursuant to the terms of the Agreement the Transaction values shares of Geeknet at $20.00 per share. Significantly, this is well below $24.00 per share, the high price target of financial advisor, the Benchmark Co. on November 11, 2013.

37. In addition, the Company has exceeded expectations in reported earnings for much of the past year and is well positioned to continue this success. As discussed supra, the Company has posted consisted revenue growth both for 2014 and for Q1 of 2015.

38. The synergistic value of Geeknet to GameStop further illustrates the inadequacy of the Agreement consideration. GameStop CEO Paul Raines echoed as much saying, “The addition of Geeknet is an important expansion of our global multichannel platform.” Raines goes on to say, “We are excited to leverage their product development expertise to broaden our product offering in the fast-growing collectibles category.”

39. This synergistic value is not lost on the media. Patrick Seitz at Invvestors.com states that, “The acquisition is expected to add an immediate, incremental $100 million-plus in annual net sales to GameStop.”

40. In a separate article, Jayson Derric of Benzinga reports on additional positive GameStop comments on the deal’s synergies, “The company further added that the acquisition will add to its diversified revenue stream as ThinkGeek is the number one brand in the fast growing collectibles category.”

41. Accordingly, and in breach of their fiduciary duties, the Board has denied Geeknet’s shareholders the fair and adequate value of their investment by entering into the Proposed Transaction for inadequate consideration.

Potential Conflicts of Interest

42. Pursuant to the terms of the Merger Agreement, certain of Geeknet’s directors and executive officers stand to receive benefits not shared equally with Plaintiff and the Class. For instance, at the effective time of the Merger, each outstanding Company stock option and/or restricted stock unit (“RSU”), whether vested or unvested, will be canceled in exchange for the right to receive the merger consideration.

43. Significantly, both Defendants Langone and Semler have thousands of Geeknet stock options and RSUs which they will be able to cash in as soon as the Proposed Transaction is consummated. Specifically, Langone possesses 7,000 Company stock options and 17,402 RSUs, collectively worth $488,040, while Semler possesses 7,000 Company stock options and 8,601 RSUs, collectively worth $312,020.

44. In addition, both Defendants Langone and Semler own hundreds of thousands of shares of Company common stock each, and will each stand to make millions of dollars in profit from the Proposed Transaction should it be consummated.

45. Clearly, based on the above, the Proposed Transaction is the product of an unfair and inadequate sales process conducted by the Board in breach of its fiduciary duties and which fails to maximizer shareholder value.

Preclusive Deal Mechanisms

46. Moreover, the Agreement contains certain provisions that unfairly favor GameStop by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Agreement contains a termination fee provision that requires Geeknet to pay up to $3,661,461 to GameStop if the Merger Agreement is terminated under certain circumstances. Under one scenario, Geeknet must pay this fee if it consummates any Geeknet Qualifying Transaction (as defined in the Agreement) within twelve (12) months following the termination of the Agreement.

47. The termination fee payable under this provision will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to Geeknet shareholders.

48. The Agreement also contains a “No Solicitation” provision that restricts Geeknet from considering alternative acquisition proposals by, inter alia, constraining Geeknet’s ability to solicit or communicate with potential acquirers. Specifically, the provision prohibits the Company from soliciting any alternative proposal after the defined time period, but permits the Board to consider a bona fide “Alternative Acquisition Agreement” if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Agreement.

49. Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide GameStop information in order to match any other offer, thus providing GameStop access to the unsolicited bidder’s financial information and giving GameStop the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of GameStop.

50. Finally, Defendants have attached a “Tender and Support Agreement” for Defendant Langone and Defendant Semler to the Merger Agreement filed with the SEC. The Tender and Support Agreement requires all signatory Shareholders to it to pledge to tender all shares beneficially owned during the Tender Offer. It also contemplates that all signatory shareholders will provide the Parent an irrevocable proxy for support purposes, preventing any signatory shareholder from voting in such a way that would be detrimental to the Proposed Transaction before such time as the Tender Offer takes place. Finally, the Tender and Support Agreement itself contains a no-solicitation clause, preventing any signatory shareholders from attempting to communicate or soliciting alternative proposals from interested third parties, and compelling said signatory shareholders to report and inform any unsolicited communications or offers to Parent.

51. The inclusion of these Tender and Support agreements effectively locks ups the combined voting power of Langone and Semler, approximately 21.04% of the outstanding voting stock of the Company making it that much easier to consummate the deal. In spite of these locking up mechanisms, the Merger Agreement does not contain any protective devices to ensure that the voices of the minority shareholders are heard.

52. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction, and the Proposed Transaction is the product of the Board’s breaches of fiduciary duty, aided and abetted by GameStop.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

53. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to act in the best interests of the company’s shareholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties; and/or

(d) will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

54. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Geeknet, are obligated to refrain from;

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

55. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public shareholders of Geeknet, including their duties of loyalty, good faith, candor, and due care. As a result, Plaintiff and Class members will not receive adequate or fair value for their Geeknet common stock in the Proposed Transaction.

CLASS ACTION ALLEGATIONS

56. Plaintiff brings this action individually and as a class action on behalf of all holders of Geeknet common stock who are being and will be harmed by the Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

57. This action is properly maintainable as a class action because, inter alia:

(a) The Class is so numerous that joinder of all members is impracticable. Geeknet’s stock is publicly traded on the NASDAQ and there are millions of outstanding shares. Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

(b) There are questions of law and fact which are common to the Class including, inter alia: (i) whether the Individual Defendants have breached their fiduciary duties to plaintiff and the Class by agreeing to an acquisition transaction at a price that is inadequate and is not the fair value that could be obtained under the circumstances; (ii) whether GameStop aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (iii) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST COUNT

Breach of Fiduciary Duty against the Individual Defendants

58. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

59. As alleged herein, Defendants have initiated a process to sell Geeknet in a transaction that undervalues the Company. Indeed, financial analysts have set price target for Company shares as high as $24 per share. The Individual Defendants are privy to non-public information concerning the Company that the public stock shareholders are not; thus, there exists a fiduciary duty to protect these shareholders. Defendants have failed to sufficiently inform themselves of Geeknet’s value, or have disregarded the true value of the Company. Furthermore, the Individual Defendants have agreed to onerous deal protection devices that discourage any alternate acquirer from coming forward in the face of the knowledge that GameStop can block the purchase.

60. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

61. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND COUNT

Aiding and Abetting the Board’s Breaches of Fiduciary Duty

Against GameStop and Merger Sub

62. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

63. GameStop and Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, GameStop and Merger Sub secured certain deal protection provisions which unfairly inhibit the advancement of alternative proposals. In addition, GameStop and Merger Sub obtained sensitive non-public information concerning Geeknet’s operations and thus had the advantage to acquire the Company at a price that is unfair to plaintiff and the Class.

64. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

65. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class, and against the Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying his counsel as Class counsel;

B. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction on the terms presently contemplated;

C. To the extent the Proposed Transaction is consummated before entry of this Court’s judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and expenses; and

E. Granting such other and further relief as this Court may deem just and proper.

Dated: June 10, 2015	Respectfully submitted,

FARUQI & FARUQI, LLP

	By:	/s/ James R. Banko
James R. Banko (Del. Bar No. 4518)
Derrick B. Farrell (Del. Bar No. 5747)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel: (302) 482-3182
Fax: (302) 482-3612

Counsel for Plaintiff

OF COUNSEL:

FARUQI & FARUQI, LLP

Juan E. Monteverde

369 Lexington Avenue, 10th Fl.

New York, NY10017

Tel.: (212) 983-9330

Fax: (212) 983-9331

BRODSKY & SMITH, LLC

Evan J. Smith

Marc L. Ackerman

Two Bala Plaza, Suite 510

Bala Cynwyd, PA 19004

(610) 667-6200

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